FILED VIA EDGAR	July 9, 2014

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re:	Xtra-Gold Resources Corp. (the “Issuer”)
Form 20-F for the Year Ended December 31, 2013
Filed March 31, 2014
File No. 333-139037

We acknowledge receipt of a comment letter dated June 30, 2014 from the U.S. Securities and Exchange Commission in connection with the above-captioned matter.

Further to our telephone conversation with the staff on July 8, 2014, we hereby request a 20 business day extension from July 15, 2014 to August 12, 2014 as the Issuer requires additional time to prepare and file an amendment to the Form 20-F in response to the comment letter.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/ Paul Zyla

Paul Zyla
PZ/rkm	President and Chief Executive Officer

CORPORATE OFFICE
Suite 902, 357 Bay Street, Toronto ON, M5H 2T7 Canada

PHONE:	416 366-4227	E-MAIL:	info@xtragold.com
FAX:	416 981-3055	WEB SITE:	www.xtragold.com